KW 3/7

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stockshield, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, Suite 2800
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Yolles (310) 203-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13010898

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Yolles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stockshield, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 25th day of January, 2013 by Brian Yolles proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

Brian Yolles
Signature

CEO
Title

RUBEN AVITIA
COMM. # 1981290
NOTARY PUBLIC · CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. June 25, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StockShield, Inc.
Table of Contents
December 31, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
StockShield, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of StockShield, Inc., (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StockShield, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 21, 2013

StockShield, Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Current assets	
Cash	$ 121,019
Accounts receivable	5,000
Prepaid expenses	5,859
Total current assets	131,878
Security deposit	4,500
	4,500
Total Assets	$ 136,378
Liabilities and Stockholder's Equity	
Current liabilities	
FSAs payable	$ 1,299
Total current liabilities	1,299
Commitments and contingent liabilities	
Stockholder's equity	
Common stock, $.01 par value, authorized 100,000, issued, and outstanding 38,836 shares	388
Additional paid-in capital	1,537,344
Accumulated deficit	(1,402,653)
Total stockholder's equity	135,079
Total Liabilities and Stockholder's equity	$ 136,378

See the accompanying Notes to the Financial Statements

StockShield, Inc.
Statement of Operations
For the Year Ended December 31, 2012

Revenues	
Interest income	$ 110
Total revenue	110
Expenses	
Employee compensation and benefits	25,716
Professional fees	70,570
Occupancy	25,704
Regulatory	2,587
Other operating expenses	29,874
Total expenses	154,451
Net income (loss)	$ (154,341)

See the accompanying Notes to the Financial Statements

StockShield, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Accumulated Deficit	Total
December 31, 2011	38,694	$ 387	$ 1,377,096	$ (1,248,312)	$ 129,171
Issuance of stock	142	1	160,248	-	160,249
Net income (loss)	-	-	-	(154,341)	(154,341)
December 31, 2012	38,836	$ 388	$ 1,537,344	$ (1,402,653)	$ 135,079

See the accompanying Notes to the Financial Statements

StockShield, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities	
Net loss	$ (154,341)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accounts receivable	(5,000)
Prepaid expenses	(1,741)
Accounts payable	(604)
Accrued expense	(6,004)
FSA payable	1,299
Net cash used in operating activities	(166,391)
Cash flows from financing activities	
Common stock issued	1
Additional paid-in capital	160,248
Net cash used in financing activities	160,249
Net change in cash	(6,142)
Cash	
Beginning of year	127,161
End of year	$ 121,019
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 114
Income taxes	$ -

See the accompanying Notes to the Financial Statements

Note 1- Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

StockShield, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In addition, the Company is registered with the securities regulatory divisions of the States of California, Illinois, and New York. The Company has developed a patented risk management capability called StockShield.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. However, broker-dealers in securities are further subject to Rule 17a-5 of the Securities and Exchange Commission and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

The financial statements have been prepared assuming the Company will be able to execute its business plan. The stockholders will continue to provide liquidity and new investors will be sought. In addition, the Company is seeking various distributions channels for its products and services.

These financial statements were approved by management and available for issuance on January 21, 2013. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less and any certificates of deposit that do not contain material early withdrawal penalties to be cash equivalents.

Fair value of financial instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes.

Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn of cash dividends paid if the resulting net capital ratio would exceed 10 to1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $119,720 which was $114,720 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,299) to net capital; was .01 to 1, which is less than the 15 to 1 maximum allowed.

Note 3 - Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 - Stockholders' Equity

During 2012 the Company issued 142.44 common shares for cash at $1,125 per share, for a total of $160,249.

Note 5 - Subsequent Events

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which would require disclosure in the financial statements.

Note 6 - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012 the company had $0 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 7 – Accounts Receivable

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The Company closely monitors outstanding balances and writes off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Note 8 – Rent Commitments

The Company entered into an 18 month office lease on January 18, 2013. Rent expense for the year was $25,704.

StockShield, Inc.
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

Net capital	
Total stockholder's equity	$ 135,079
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	(5,000)
Prepaid expenses	(5,859)
Security deposit	(4,500)
Net capital before haircuts on securities	119,720
Less: Adjustments to net capital	
Haircuts on securities	--
Net capital	$ 119,720
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 1,299
Total aggregate indebtedness	$ 1,299
Computation of Basic Net Capital Requirement	
Minimum net capital under rule 15c3-1(a)(1)(i)	$ 87
Minimum net capital under rule 15c3-1(a)(2)(vi)	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(vi)]	$ 5,000
Excess net capital	$ 114,720
Ratio: Aggregate Indebtedness to Net Capital	.01 to 1

See accompanying notes and registered independent auditor's report

StockShield, Inc.
Reconciliations Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
For the Year Ended December 31, 2012

Reconciliation with the Company's computation (included in Part II Form X-17a-5 as of December 31, 2012 Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 119,720
Net capital per audited financial statements	$ 119,720

*There were no differences between the unaudited focus report and the audited report

StockShield, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exhange Commission
For the Year Ended December 31, 2012

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members,
StockShield, Inc.:

In planning and performing our audit of the financial statements of StockShield, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 21, 2013